
April 16, 2012

Robert M. Knight, Jr.
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, Nebraska 68179

      Re: Union Pacific Corporation
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed on February 3, 2012
      File No. 001-06075

Dear Mr. Knight:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Lyn Shenk

                       Lyn Shenk
                       Branch Chief